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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003 PROCESSING SECTION

SEC FILE NUMBER
8-48886

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dundee Securities Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Queen Street W., 4th Floor
(No. and Street)

Toronto (City) Ontario (State) M5H 3R3 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas J. Glover, COO and CFO (416)350-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

222 Bay Street, P.O.Box 241 (Address) Toronto (City) Ontario (State) M5K 1J7 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas J. Glover, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dundee Securities Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARY PUBLIC

ASSURANCE AND ADVISORY BUSINESS SERVICES

ASSURANCE SERVICES

Financial Statements and Supplemental Information

Dundee Securities Inc.
(A wholly-owned subsidiary of Dundee Securities Corporation)

December 31, 2002

With Report and Supplemental Report of Independent Auditors

ERNST & YOUNG

ERNST & YOUNG LLP

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
Dundee Securities Inc.

We have audited the statement of financial condition of **Dundee Securities Inc.** (a wholly-owned subsidiary of Dundee Securities Corporation) as at December 31, 2002, and the statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The financial statements as of December 31, 2001 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 22, 2002.

Ernst & Young LLP

Toronto, Canada,
February 26, 2003.

Chartered Accountants

Dundee Securities Inc.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at January 31

	2002 $
ASSETS	
Current	
Cash	**729,507**
Due from carrying broker *[note 3]*	**536,468**
Accounts receivable	**4,845**
	1,270,820
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current	
Due to carrying broker *[note 3]*	**13,974**
Accounts payable and accrued liabilities	**32,070**
Due to parent	**706,915**
Total current liabilities	**752,959**
Stockholder's equity *[note 4]*	**517,861**
	1,270,820

See accompanying notes

On behalf of the Board:

Director　　　　Director

Dundee Securities Inc.

STATEMENT OF INCOME

[Expressed in U.S. dollars]

Year ended December 31

	2002
	$
REVENUE	
Commission income	854,729
Interest	2,165
Foreign exchange gain	313
Miscellaneous	1,254
	858,461
EXPENSES	
Variable compensation	419,886
Processing costs	377,340
Trading and administration *[note 3]*	19,626
Other	5,359
	822,211
Income before income taxes	36,250
Provision for income taxes	(19,395)
Net income for the year	16,855

See accompanying notes

Dundee Securities Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

[Expressed in U.S. dollars]

Year ended December 31

	2002
	$
CAPITAL STOCK	
Balance, beginning and end of year	**500,000**
RETAINED EARNINGS	
Balance, beginning of year	**1,006**
Net income for the year	**16,855**
Balance, end of year	**17,861**
Total stockholder's equity	**517,861**

See accompanying notes

Dundee Securities Inc.

STATEMENT OF CASH FLOWS

[Expressed in U.S. dollars]

Year ended December 31

	2002 $
OPERATING ACTIVITIES	
Net income for the year	**16,855**
Changes in assets and liabilities	
Decrease in due from carrying broker	**163,748**
Decrease in due from clients	**28,026**
Decrease in other assets	**549**
Increase in due to clients	**13,903**
Decrease in due to parent	**(94,171)**
Decrease in accounts payable and accrued liabilities	**(138,568)**
Cash used in operating activities	**(9,658)**
Decrease in cash during the year	**(9,658)**
Cash, beginning of year	**739,165**
Cash, end of year	**729,507**
Supplemental cash flow information	
Interest paid	**771**
Income taxes paid	**4,426**

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

December 31, 2002

1. INCORPORATION AND CORPORATE ACTIVITIES

Dundee Securities Inc. ["the Company"] was incorporated under the Ontario Business Corporations Act on September 20, 1995. The Company is a wholly-owned subsidiary of Dundee Securities Corporation ["Dundee Securities"], which is incorporated under the Ontario Business Corporations Act and operates as an investment dealer. Dundee Securities is a member of the Investment Dealers Association of Canada and all major Canadian stock exchanges. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities and Exchange Commission Uniform Net Capital Rule [Rule 15c3-1]. The Company's primary source of revenue is commission fees for securities trade execution for U.S. resident clients. The Company clears all transactions with and for customers on a fully disclosed basis through its parent, Dundee Securities. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

[Expressed in U.S. dollars]

Financial instruments

The fair values of the Company's assets and liabilities which qualify as financial instruments approximate the carrying amounts presented in the statement of financial condition.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange.

3. RELATED PARTY TRANSACTIONS

Under an operating agreement dated April 23, 1996, the Company has entered into an arrangement with its parent, Dundee Securities, whereby it will perform certain securities trading activities and record-keeping services as agent for the Company.

The balances due from carrying broker of $536,468 and due to carrying broker of $13,974 are due from/to the parent. Expenses relating to the parent include an amount of $419,886 for variable compensation and $19,626 for processing fees and general administrative fees.

4. CAPITAL STOCK

Capital stock consists of the following:

	2002 $
Authorized	
Unlimited number of common shares, without par value	
Issued and outstanding	
500,001 common shares	**500,000**

5. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to $100,000 or 2/3% of their aggregate indebtedness. At December 31, 2002, the Company had excess net capital of $413,023.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

[Expressed in U.S. dollars]

As at December 31

	2002 $
Total stockholder's equity	**517,861**
Net capital	**517,861**
Minimum net capital	**100,000**
Excess net capital	**417,861**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3

As at December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

As at December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

To the Stockholder of
Dundee Securities Inc.

In planning and performing our audit of the financial statements of **Dundee Securities Inc.** [the "Company"] for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission [the "SEC"], we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) of the SEC;

2. Determining compliance with the exemptive provisions of rule 15c3-3;

3. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

4. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) of the SEC lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatement due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's criteria.

This report is intended solely for the use of management, the stockholder, the SEC, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada
February 26, 2003.